UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Trupanion, Inc.

File No. 333-196814 - CF#30974

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Trupanion, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on June 16, 2014.

Based on representations by Trupanion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.12	through December 31, 2014
Exhibit 10.12(a)	through December 31, 2014
Exhibit 10.12 (b)	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary